Exhibit 99.2

3rd Quarter Report
2005

MANAGEMENT’S DISCUSSION & ANALYSIS

For the nine-month period ended September 30, 2005
(as at November 9, 2005)

Overview

The first nine months of 2005 has been filled with many exciting events. The first quarter saw Shore Gold Inc. (“Shore” or the “Company”) announce that the first 25,000 tonne bulk sample from the Star property had a modeled value of US$135 per carat. Also, during the first quarter, the Company completed the largest financing in Company history for gross proceeds of $116.6 million at which time Newmont Mining Corporation of Canada Limited (“Newmont”) acquired a 9.9% interest in the Company. This financing enabled Shore to announce during the second quarter the commencement of a $44 million pre-feasibility study; the largest work program outlined for any of the Fort à la Corne kimberlites to date. The pre-feasibility program started in May of 2005 and significant progress was made during the third quarter. Also during the third quarter, Shore and Kensington Resources Ltd. (“Kensington”), who hold a 42.245% working interest in the adjacent Fort à la Corne (“FALC”) Joint Venture, announced their intentions to merge. On October 28, 2005 the merger was finalized and subsequent to this announcement Shore entered into a voting agreement with Cameco Corporation (“Cameco”) and UEM Inc. (“UEM”) with respect to the FALC property whereby Cameco and UEM agreed to vote with Shore on all operating decisions to be made by the participants in the FALC JV over a term up to seven years in duration. Finally, on November 9, 2005 Shore announced that the Company had entered into an agreement to issue 17.15 million common shares for gross proceeds of $120.1 million. Newmont participated in the financing to retain their 9.9% interest in the combined Shore/Kensington entity.

Merger

On August 15, 2005, Shore and Kensington announced their intentions to merge. The proposed arrangement, which was finalized on October 28, 2005, created a consolidated company that has a significant interest in most of the currently known Fort à la Corne kimberlites. Upon completion of the merger, the consolidated company holds a 100% interest in the Star Kimberlite, which has over 240 million tonnes of kimberlite grading 15.7 cpht plus a 42.245% interest in the FALC property. The FALC property is subject to a joint venture agreement between Shore’s wholly-owned subsidiary, Kensington (42.245%), De Beers Canada Exploration Inc. (42.245%), Cameco (5.51%), and UEM (10%, carried). The merger was followed by a press release on October 31, 2005 announcing that Shore entered into a voting arrangement with Cameco and UEM relating to the FALC property. Pursuant to the agreement Cameco and UEM have agreed to vote with Shore on all operating decisions to be made by the participants in the FALC JV over a term up to seven years in duration in exchange for $10 million.

Pre-feasibility Program

During the third quarter Shore’s management was able to aggressively pursue its pre-feasibility study announced on May 19, 2005. At the end of the third quarter, Shore had made some significant progress with respect to this study. Mining to the end of the 3rd quarter totaled 12,453 tonnes of 15,000 tonnes budgeted for this aspect of the project. A total of 19,934 metres of core drilling had been completed of 21,000 metres budgeted for the original program. By mid-September, the first of two large diameter drills had been delivered and had begun drilling. The on-site processing plant was also recommissioned during the quarter and some 6,510 wet tonnes had been processed through the plant by the end of the quarter. Subsequent to the quarter, Shore announced the interception of a second kimberlite feeder pipe of the Cantuar Kimberlite, the earliest known kimberlite eruptive phase at the Star property.

The budgeted $44 million, thirty-month, pre-feasibility study will include the extraction of an additional 15,000 tonnes of kimberlite from the existing underground workings as well as 21,000 metres of PQ drilling from surface, followed by 17,000 metres of large diameter (1.2 metre) drilling. The large diameter drilling is estimated to produce an additional 10,000 tonnes of kimberlite. The aim of the pre-feasibility study is to define a National Instrument 43-101 compliant Mineral Reserve for the Star property and is the largest work program outlined for any of the Fort à la Corne kimberlites to date.

Financing

Almost immediately following the announcement that the merger between Shore and Kensington was completed, the Company announced it had entered into an agreement to complete another financing. The Company will issue 17,150,000 common shares from treasury, at a price of $7.00 per share for gross proceeds of $120.1 million. Newmont Mining Corporation of Canada Limited (“Newmont”) has agreed to subscribe for 6.84 million of the common shares under this offering resulting in Newmont maintaining its 9.9% interest of the issued and outstanding shares of Shore.

Financial Highlights

	Three Months Ended September 30, 2005 $	Three Months Ended September 30, 2004 $	Nine Months Ended September 30, 2005 $	Nine Months Ended September 30, 2004 $
Revenues (000’s)	805	29	1,898	110
Net loss (000’s)	1,159	202	2,939	1,229
Net loss per share (1)	0.01	0.00	0.03	0.02
Cash from operations (2) (000’s)	243	(198)	(82)	(1,069)
Working capital (000’s)	143,553	30,891	143,553	30,891

(1) Basic and diluted.
(2) Before net change in non-cash working capital items.

Third Quarter
Results of Operations

For the quarter ended September 30, 2005, the Company recorded a net loss of $1.2 million or $0.01 per share compared to a net loss of $202,000 or $0.00 per share for the same period in 2004. The difference between the quarter ended September 30, 2004 and 2005 is predominately related to the fair-value of stock based compensation expensed during the quarter totaling $1.4 million as well as increased administration expenses associated with increased wages and benefits for personnel to support increased activity in the Company. The increases in expenses were offset by increased interest income from investing surplus cash on hand after completing the Company’s largest equity financing in March of 2005.

Revenues

The Company invested excess cash reserves into secure short-term deposits with maturities to ensure funds will be available for significant cash outflow requirements associated with the Star Kimberlite property. For the quarter ended September 30, 2005 the Company reported interest revenue of $805,000 as compared to $29,000 for the quarter ended September 30, 2004. The $805,000 in revenue in the third quarter of 2005 is significantly larger than the interest revenue from the first quarter of 2005 due to excess funds after the $116.6 million equity financing which closed March 22, 2005; however, this amount is comparable to the $809,000 of interest income reported in the second quarter of 2005.

Expenses

Total operating costs for the quarter ended September 30, 2005 equaled $1.9 million compared to $227,000 for the quarter ended September 30, 2004. This represents an increase of $1.7 million or 749%. This large increase can be explained due to the fair-value of stock-based compensation that was expensed during the period from the issuance of stock options to reward management and employees for their valuable contribution and achievement in the Company’s development. The fair-value of the options expensed during the period was $1.4 million (2004 - $0). Once the effect of accounting for stock-based compensation is removed, the specific categories of expenses become more comparable period over period. The following discussion related to the expense variances removes the effect of stock-based compensation for comparative purposes.

Administration expense increased from $76,000 for the third quarter of 2004 to $294,000 for the third quarter of 2005. The $218,000 increase or 287% is related to increased wages and benefits for support personnel required in light of the increased activity of the Company. Consulting and professional fees increased from $51,000 in the third quarter of 2004 to $103,000 or 102% for the same period in 2005. The increase in fees is primarily related to legal fees associated with pre-feasibility due diligence and contract negotiations as well as advice on various tax matters including capital tax planning and non-resident withholding taxes. Finally, corporate development costs remain relatively unchanged from quarter to quarter at $100,000 for the third quarter of 2004 to $96,000 for the third quarter of 2005.

Investing

Mineral property additions totaled $13.6 million this quarter compared to $6.4 million for the quarter ended September 30, 2004. The additions represent cash expenditures of $12.9 million of which $12.2 million related to the $44.0 million pre-feasibility study on the Star Kimberlite property and $659,000 related to certain of Shore’s expenses for the merger between Shore and Kensington that were incurred prior to the end of the third quarter. Non-cash costs of $677,000 related to the fair-value of stock-based compensation of employees working on the Star Kimberlite property are also included in the total mineral property additions for the quarter.

Financing

During the quarter ended September 30, 2005, 5,512,538 warrants were exercised for gross proceeds of $15.2 million, 903,389 broker units and attached warrants were exercised for gross proceeds of $2.2 million and 140,000 options were exercised that generated another $99,000 of cash to the Company.

Year to date
Results of Operations

For the nine-month period ended September 30, 2005, the Company recorded a net loss of $2.9 million or $0.03 per share compared to a net loss of $1.2 million, or $0.02 per share for the same period in 2004. The major differences between the period ended September 30, 2004 and 2005 is predominately related to the fair-value of stock options expensed during the first nine months of 2005 of approximately $2.8 million (2004 - $147,000) as well as a general increases in all categories of expenses. The increase in expenses, both cash and non-cash has been significantly offset by a $1.8 million increase in interest income as a result of the Company completing a $116.6 million equity financing in March of 2005.

Revenues

For the nine-month period ended September 30, 2005 the Company reported interest revenue of $1.9 million as compared to $110,000 for the period ended September 30, 2004. The $1.9 million in revenue in the first three quarters of 2005 is significantly larger than the interest revenue from the corresponding period of 2004 and is the result of investing surplus cash on hand after the completion of two significant equity financings in the latter part of 2004 and the first quarter of 2005.

Expenses

Total operating costs for the nine-month period ended September 30, 2005 equaled $4.8 million compared to $1.3 million for the nine-month period ended September 30, 2004. This represents an increase of $3.5 million or 269%. This large increase can generally be explained due to the fair-value of stock-based compensation that was expensed during the period from the issuance of stock options. The fair-value of the options expensed during the first three quarters of 2005 was $2.8 million (2004 - $147,000). Once the effect of accounting for stock-based compensation is removed, the specific categories of expenses become more comparable period over period. The following discussion related to the expense variances, removes the effect of stock-based compensation for comparative purposes.

Administration expense increased from $525,000 in the first nine months of 2004 to $742,000 for the same period in 2005. The $217,000 increase or 41% in administration expense is primarily due to wages and benefits for additional support personnel required for the increased activity of the Company. Consulting and professional fees increased from $343,000 in the first nine months of 2004 to $594,000 or 73% for the same period in 2005. The increase in fees is primarily due to legal fees associated with pre-feasibility due diligence and contract negotiations, amendments to the Company’s corporate governance practices/policies, legal fees associated with implementing the shareholder rights plan, amending the stock option plan, and professional fees surrounding various tax matters. Corporate development costs increased from $312,000 for the nine months ended September 30, 2004 to $457,000 for the corresponding period in 2005. This represents a 46% increase and is the result of increased marketing efforts with respect to the equity financing. Finally, income tax expense went from $0 for the first nine months of 2004 to $188,000 for the same period of 2005. The estimated increase in income tax is due to the financing in the first quarter of 2005 that added a significant amount to the Company’s taxable capital.

Investing

Mineral properties additions totaled $23.8 million for the period ended September 30, 2005 compared to $13.0 million for the period ended September 30, 2004. The additions represent approximately $1.4 million (2004 - $101,000) of non-cash expenses related to the fair-value of stock-based compensation of consultants, contractors, and employees working on the Star Kimberlite property. Another $21.7 million of cash expenditures related to the completion of the 25,000 tonne bulk sample and activity surrounding the $44.0 million pre-feasibility study on the Star Kimberlite property. As well, $659,000 of the investing activities related to certain of Shore’s expenses for the merger between Shore and Kensington that were incurred prior to the end of the third quarter.

Financing

During the quarter ended March 31, 2005, the Company completed a public offering of 21.2 million common shares for gross proceeds of $116.6 million. In addition, the exercise of 11.2 million options and warrants during the first three quarters of the year resulted in additional cash flow from financing activities of $27.5 million.

Summary of Quarterly Results

Selected financial information of the Company for each of the last 8 fiscal quarters follows. Specifically:

	2005			2004				2003
	Qtr 3 $	Qtr 2 $	Qtr 1 $	Qtr 4 $	Qtr 3 $	Qtr 2 $	Qtr 1 $	Qtr 4 $
Revenues (1) (000’s)	805	810	283	121	29	44	37	17
Net loss (2) (000’s)	1,159	180	1,599	246	202	567	460	454
Net loss/share (3)	0.01	0.00	0.02	0.01	0.00	0.01	0.01	0.01
Capital expenditures (4) (000’s)	14,037	4,814	5,427	5,401	6,355	3,469	3,207	3,765
Shares outstanding (5) (000’s)	100,951	94,395	93,682	68,539	67,282	50,523	50,280	43,138

(1)    The increase in revenue in the first three quarters of 2005 is the result of having increased cash balances from the closing of equity financings in 2004 and the first quarter of 2005.
(2)    The 1st and 3rd quarter of 2005 saw marked increases in operating costs primarily associated with the fair-value of stock-based compensation granted during the quarter.
(3)    Basic and diluted.
(4)    Principally all capital expenditures over the last eight quarters pertain to exploration programs carried out on the Company’s Star Kimberlite property. The 3rd quarter of 2005 saw significant increases in spending surrounding the $44.0 million pre-feasibility project.
(5)    The Company completed a public offering on March 22, 2005 resulting in the issuance of 21.2 million shares from treasury. Other changes in the number of shares outstanding are principally the result of warrant exercises.

Liquidity & Financial Resources

The Company does not currently operate any producing properties and as such, is dependent upon the issuance of new equity to finance its ongoing obligations and to advance its exploration property. The first nine months of 2005 as well as fiscal 2004 have proven to be highly successful in this regard, allowing the Company to finance its bulk sample program on the Star Kimberlite property as well as to provide sufficient cash reserves to fully fund the pre-feasibility study.

As at September 30, 2005, the Company had working capital of $143.5 million as compared to $27.6 million at December 31, 2004 and $30.9 million at September 30, 2004. The Company received approximately $27.5 million from the exercise of warrants since December 31, 2004.

As at November 9, 2005, the Company had a total of 152,907,604 common shares issued and outstanding. The major change in the total issued and outstanding shares of the Company is the result of the completion of the merger between Shore and Kensington which caused 51,706,786 shares of Shore to be issued for all the outstanding shares of Kensington. In addition, pursuant to the merger, the Company has issued 5,434,363 warrants and 705,579 broker warrants, all of which are the result of the Kensington warrants and broker warrants outstanding at the time of the merger and are exchangeable for Shore shares at a conversion rate of 0.64. Further, there are 7,909,750 options outstanding of which 4,328,750 related to outstanding Kensington options at the time of the merger and these are exchangeable for Shore shares at a conversion rate of 0.64. In the event all warrants, broker warrants and options are exercised, the Company would be required to issue a further 10,280,962 common shares and would receive approximately $28.6 million in proceeds.

Accounting Estimates

A summary of the Company’s significant accounting policies is contained in Note 1 to the audited consolidated financial statements for the years ended December 31, 2004 and 2003. The critical accounting estimate in determining the Company’s financial results relates to the recoverability of the carried amounts of mineral properties. Management periodically assesses carrying values of non-producing properties. As at September 30, 2005, the Company has not yet determined whether any of its mineral properties contain economically recoverable reserves.

Related Party Transactions

During the nine-month period ended September 30, 2005, management and consulting fees of $577,333 (2004 - $390,000) were paid to directors, officers and companies controlled by common directors; of these fees, $139,183 (2004 - $132,500) was capitalized as additions to mineral properties; $125,000 (2004 - $0) was included in share issue costs, $211,433 (2004 - $162,500) was included as administration expense, and $101,717 (2004 - $95,000) was included as consulting and professional fees expense. The fair-value of stock-based compensation related to directors and officers of the Company during the nine-month period ended September 30, 2005 was $2,488,444 (2004
-$178,020).

The above transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The fair-value of stock-based compensation was determined using the Black-Scholes option-pricing model.

Outlook

As at November 9, 2005, the Company had approximately $167.6 million in cash and cash equivalents. Once the financing that was announced on November 9, 2005 is completed, the Company is projected to have approximately $285 million at its disposal. The money will be used to complete the pre-feasibility study announced in May of 2005 that is estimated to cost $44 million and undertake further programs on the Star property once they are defined. The money will also be used to fund the exploration and development of the FALC property. The pre-feasibility study of the Star Kimberlite property will be conducted in order to determine the project viability under current economic conditions. This will entail the collection of additional exploration information, such as geological, geotechnical, geometallurgical, geochemical, assaying and other relevant information to delineate and define the Star Kimberlite, with a sufficient level of confidence, to estimate a Mineral Resource conforming to National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") standards.

The balance of cash and cash equivalents will be used to fund various other exploration activities, acquisition and exploration of additional diamond properties as opportunities warrant, merger costs and general corporate matters.

Caution regarding Forward-looking Information

Some of the statements contained in this report are forward-looking statements, such as estimates that describe the Company’s future plans, objectives or goals. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events or conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Further information relating to the Company, including the Company’s Annual Information Form, has been filed on SEDAR and may be viewed at www.sedar.com.

SHORE GOLD INC.
Unaudited Interim Consolidated Financial Statements

For the Nine-Month Period Ended
September 30, 2005

Notice to Reader

Management has compiled the unaudited consolidated financial statements of Shore Gold Inc. for the nine-month period ended September 30, 2005 (along with the comparative interim period in 2004). The Corporation’s external auditors have not reviewed these statements.

Shore Gold Inc.
(A Development Stage Entity)
Consolidated Balance Sheets

	September 30,	December 31,
	2005	2004
	(in thousands)	(in thousands)
Assets
Current assets:
Cash	$14	$57
Cash-in-trust	-	11
Short-term investments	147,029	28,616
Receivables	986	928
Prepaids	140	3
	148,169	29,615
Mineral properties (note 2)	57,226	33,422
Investment in Wescan Goldfields Inc. (note 3)	342	337
Equipment	567	93
	$206,304	$63,467
Liabilities & Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,616	$1,966
Shareholders equity:
Share capital (note 4)	208,463	69,347
Contributed surplus	4,818	808
Deficit	(11,593)	(8,654)
	201,688	61,501
Subsequent events (note 6)
	$206,304	$63,467

Shore Gold Inc.
(A Development Stage Entity)
Consolidated Statements of Loss and Deficit

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(in thousands)	(in thousands)	(in thousands)	(in thousands)
Revenue
Interest	$805	$29	$1,898	$110
Expenses
Administration	1,215	76	2,610	579
Consulting & professional fees	363	51	1,133	389
Corporate development	291	100	889	358
Income taxes	68	-	188	-
	1,937	227	4,820	1,326
Loss before the undernoted items	(1,132)	(198)	(2,922)	(1,216)
Income (loss) in Wescan Goldfields Inc.	(16)	-	5	-
Depreciation and amortization	(11)	(4)	(22)	(13)
Net loss	(1,159)	(202)	(2,939)	(1,229)
Deficit, beginning of period	(10,434)	(8,008)	(8,654)	(6,981)
Deficit, end of period	$(11,593)	$(8,210)	$(11,593)	$(8,210)
Net loss per share
Basic and diluted	(0.01)	(0.00)	(0.03)	(0.02)
Weighted average number of shares outstanding	95,050	52,925	87,518	49,878

Shore Gold Inc.
(A Development Stage Entity)
Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(in thousands)	(in thousands)	(in thousands)	(in thousands)
Cash provided by (used in):
Operations:
Net loss	$(1,159)	$(202)	$(2,939)	$(1,229)
Non cash items:
Depreciation and amortization	11	4	22	13
Share of loss (income) in Wescan Goldfields Inc.	16	-	(5)	-
Fair value of stock options granted	1,375	-	2,840	147
Net change in non-cash operating working capital items:
Prepaids	(44)	25	(137)	-
Payables and accrued liabilities	90	-	272	-
	289	(173)	53	(1,069)
Investing:
Mineral properties	(12,901)	(6,366)	(22,451)	(12,945)
Net change in non-cash investing working capital items:
Receivables	(555)	365	(58)	284
Payables and accrued liabilities	2,966	104	2,378	(878)
Equipment	(471)	9	(496)	2
	(10,961)	(5,888)	(20,627)	(13,537)
Financing:
Issue of common shares (net of issue costs)	17,415	30,184	138,933	41,275
	17,415	30,184	138,933	41,275
Increase in cash position	6,743	24,123	118,359	26,669
Cash position, beginning of period	140,300	6,957	28,684	4,411
Cash position, end of period	$147,043	$31,080	$147,043	$31,080
Cash position consists of cash and short-term investments:
Cash	$14	$12	$14	$12
Short-term investments	147,029	31,068	147,029	31,068
	$147,043	$31,080	$147,043	$31,080

SHORE GOLD INC.
(A Development Stage Entity)

Notes to Consolidated Financial Statements (for the nine-month period ended September 30, 2005)

Operations

The operations of Shore Gold Inc. (the “Company”) consist of the following:

Shore Gold Inc.

The Company was incorporated under the Canada Business Corporations Act on April 29, 1985. The Company is engaged primarily in the exploration for and the development, mining and sale of precious metals and gems. Substantially all of the Company’s efforts are devoted to the exploration and development of its mineral properties. The Company has not earned significant revenue and is therefore, considered to be in the development stage with respect to its current mineral property holdings.

Shore Mining & Development Corp.

Shore Mining & Development Corp. (“SMDC”), a wholly owned subsidiary of Shore Gold Inc., was incorporated under the Business Corporations Act (Alberta) on January 17, 2003. SMDC is engaged in the acquisition and leasing of mining equipment assets at commercial rates to mining companies but primarily to the Company.

38802 Yukon Inc.

38802 Yukon Inc. (“38802”), a wholly owned subsidiary of Shore Gold Inc., was incorporated under the Business Corporations Act (Yukon Territory) on September 15, 2005. 38802 was formed to facilitate the amalgamation of Kensington Resources Ltd. which occurred on October 28, 2005 and made Kensington Resources Ltd. a wholly owned subsidiary of Shore Gold Inc. Kensington has a 42.245% interest in certain mineral claims of the Fort à la Corne area of Saskatchewan through a joint venture relationship.

1.	General

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements included in the 2004 annual report.

2.	Mineral properties

Mineral properties for the nine-month period ended September 30, 2005 is made up of the following:

		Fort à la	Other
	Star	Corne Joint	Diamond
	Property	Property	Properties	Total
	(in thousands)
Balance, December 31, 2004	$33,319	$-	$103	$33,422
Expenditures during 2005
Acquisition & staking	150	659	-	809
Exploration:
Personnel	3,150	-	-	3,150

2.	Mineral properties (continued)

		Fort à la	Other
	Star	Corne Joint	Diamond
	Property	Property	Properties	Total
	(in thousands)
Recording fees & permits	47	-	-	47
Drilling	19,097	-	-	19,097
Sampling/assaying	239	-	-	239
Field/project supplies	162	-	-	162
Travel	300	-	-	300
Balance, September 30, 2005	$56,464	$659	$103	$57,226

3.    Investment in Wescan Goldfields Inc.

       The Company accounts for its 19.0% investment in Wescan Goldfields Inc. (“Wescan”) on an equity basis. Wescan is publicly traded on the TSX Venture exchange.

        The investment in Wescan Goldfields Inc. consists of the following:

(in thousands)
Balance at December 31, 2004	$337
Share of income for the quarter ended March 31, 2005	65
Balance at March 31, 2005	402
Share of loss for the quarter ended June 30, 2005	(44)
Balance at June 30, 2005	358
Share of loss for the quarter ended September 30, 2005	(16)
Balance at September 30, 2005	$342

The market value of the Company’s equity interest in Wescan at September 30, 2005 is $4,319,754.

4.    Share capital

Authorized

The authorized share capital of the Company consists of unlimited common shares.

Issued and outstanding

	Common Shares	Warrants	Amount
	(in thousands)
Balance, December 31, 2004	68,539	9,333	$69,347
Common shares issued (a)	21,200	-	116,600
Warrants exercised/expired (b)	3,348	(3,348)	7,363
Broker unit warrants exercised (c)	517	-	1,023
Options exercised (d)	79	-	107
Issue costs	-	-	(4,996)
Balance, March 31, 2005	93,683	5,985	$189,444
Warrants exercised/expired (b)	473	(473)	1,301
Options exercised (d)	240	-	445
Issue Costs	-	-	(159)
Balance, June 30, 2005	94,396	5,512	$191,031
Warrants exercised/expired (b)	5,512	(5,512)	15,159
Broker unit warrants exercised (c)	903		2,156
Options exercised (d)	140	-	117
Issue Costs	-	-	-
Balance, September 30, 2005	100,951	-	$208,463

4.    Share capital (continued)

a)    Common shares

During the quarter ended March 31, 2005, the Company issued, through a public offering, 21,200,000 shares for gross proceeds of $116,600,000.

b)    Warrants

On certain issues of common shares, the Company has attached warrants to the common shares entitling the holder to acquire additional common shares of the Company. Each whole warrant is exercisable into one common share for a period of 12 months from the respective closing dates at a price of $2.75. During the quarter ended September 30, 2005, a total of 5,512,538 warrants were exercised for gross proceeds of $15,159,480. During the nine months ended September 30, 2005, a total of 9,333,276 warrants were exercised for gross proceeds of $23,823,673. At September 30, 2005 there were no warrants outstanding.

c)    Broker warrants

On certain issuances of common shares, the Company has granted broker unit warrants as partial consideration to the agent for services associated to such share issues. Each broker unit warrant entitles the agent to acquire a unit in the capital of the Company for a period of 12 months from closing at a price of $2.20. Each unit consists of one common share of the Company and one-half share purchase warrant. Each whole share purchase warrant is exercisable into one common share for a period of 12 months from closing at a price of $2.75. During the quarter ended September 30, 2005, a total of 903,389 broker units and attached one-half share purchase warrants were exercised for gross proceeds of $2,156,194. During the nine months ended September 30, 2005, a total of 1,419,656 broker units and attached one-half share purchase warrants were exercised for gross proceeds of $3,178,746. At September 30, 2005 there were no broker units or underlying warrants outstanding.

d)    Share option plan

The Company has established a share option plan whereby options may be granted to officers, directors, consultants and employees. As at December 31, 2004, the Company’s share option plan had a fixed maximum of 6,727,202 common shares issuable under the plan. On February 2, 2005, the Company amended its stock option plan so that the maximum number of common shares issuable under the plan was changed from a fixed maximum to a rolling maximum of 10% of the issued and outstanding shares. Options granted have an exercise price of not less than the market price (on the date of grant) of the common shares on the stock exchange on which the shares are traded. Options granted have varying expiration dates between 4 and 5 years from the date of the grant of the options.

For options outstanding at September 30, 2005, weighted average exercise prices are as follows:

	2005 Options	Average Price
Beginning of year	2,398,500	$1.22
Options granted	880,000	3.05
Options exercised	(78,500)	1.15
Balance, March 31, 2005	3,200,000	$1.72
Options granted	20,000	4.14
Options exercised	(240,000)	1.23
Balance, June 30, 2005	2,980,000	$1.78
Options granted	771,000	4.72
Options exercised	(140,000)	0.71
Balance, September 30, 2005	3,611,000	$2.45

       The options expire between the dates of November 2005 to September 2010.

4.    Share capital (continued)

       The fair value of stock options issued during the year was estimated using the Black-Scholes option-pricing model with the following assumptions: 5 year weighted average expected option life, no expected forfeiture rate, dividend yield of 0.0%, a volatility factor ranging from 59.8% to 62.7% (2004 - 61.1%) and a risk free rate of 4.25% (2004 - 3.49%). During the quarter ended September 30, 2005, the Company granted 771,000 (2004 - 0) options to officers, directors, consultants and employees at an average strike price of $4.72 (2004 - $0). During the nine months ended September 30, 2005, the Company granted 1,671,000 (2004 - 800,000) options to officers, directors, consultants and employees at an average strike price of $3.83 (2004 - $1.96). The compensation cost recorded in respect of stock options issued for the quarter ended September 30, 2005 was $2,052,485 (2004 - $0). Of this amount $677,295 (2004 - $0) was capitalized as an addition to mineral properties and $1,375,190 (2004 - $0) was expensed with a corresponding increase of $2,052,485 (2004 - $0) to contributed surplus. The compensation cost recorded in respect of stock options issued for the nine months ended September 30, 2005 was $4,193,602 (2004 - $247,680). Of this amount $1,353,823 (2004 - $100,620) was capitalized as an addition to mineral properties and $2,839,779 (2004 - $147,060) was expensed with a corresponding increase of $4,193,602 (2004 - $247,680) to contributed surplus.

5.    Related party transactions

During the nine-month period ended September 30, 2005, management and consulting fees of $577,333 (2004 - $390,000) were paid to directors, officers and companies controlled by common directors; of these fees, $139,183 (2004 - $132,500) was capitalized as additions to mineral properties; $125,000 (2004 - $0) was included in share issue costs, $211,433 (2004 - $162,500) was included as administration expense, and $101,717 (2004 - $95,000) was included as consulting and professional fees expense. The fair-value of stock-based compensation related to directors and officers of the Company during the nine-month period ended September 30, 2005 was $2,488,444 (2004 - $178,020).

The above transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The fair-value of stock-based compensation was determined using the Black-Scholes model.

6.    Subsequent events

a)    Business combination

On October 28, 2005 the Supreme Court of the Yukon Territory approved the merger between Shore Gold Inc. and Kensington Resources Ltd. This approval followed the vote of a special meeting on October 21, 2005 of Kensington securityholders that saw the Plan of Arrangement approved by 99.2% of the votes cast at the meeting.

Pursuant to the Plan of Arrangement, Shore issued an aggregate of 51,706,786 common shares, representing 0.64 common shares for each issued and outstanding common share of Kensington, to the former shareholders of Kensington and reserved an additional 6,879,962 common shares for issuance pursuant to options, warrants and broker warrants held by the former securityholders of Kensington. Upon completion of the transaction, Shore had a total of 152,657,604 issued and outstanding common shares.

The preliminary purchase price, based on the fair value of common shares, options, and warrants issued on October 28, 2005 and at a value date approximating the merger announcement of August 15, 2005 is approximately $292 million plus merger costs estimated to be $8 million. The preliminary allocation of the purchase price is summarized below and is subject to change.

(in millions)
Net identifiable assets	$31
Mineral properties	432
Future income taxes	(163)
Total purchase price	$300

6.    Subsequent events (continued)

b)    Voting Arrangement

On October 31, 2005, Shore entered into a voting arrangement with Cameco Corporation (“Cameco’) and UEM Inc. (“UEM”) relating to the Fort à la Corne Joint Venture (“FALC JV”). Pursuant to this arrangement, Cameco and UEM have agreed to vote with Shore on all operating decisions related to the FALC JV over a term up to seven years in exchange for a cash payment of $10 million.

c)    Financing

On November 9, 2005, Shore announced that the Company had entered into an agreement to issue, through a public offering, 17,150,000 common shares at a price of $7 per common share for gross proceeds of $120,000,000. The closing of the offering is currently expected to be in November of 2005 and is subject to certain conditions, including completion of satisfactory due diligence by the agents and regulatory approval.

7.    Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

SHORE GOLD INC.
CORPORATE INFORMATION

Head Office
300, 224 - 4th Ave. S.
Saskatoon, Saskatchewan
Canada S7K 5M5
Tel: (306) 664-2202
Fax: (306) 664-7181

Directors
Harvey J. Bay
Arnie E. Hillier
Kenneth E. MacNeill
Robert A. McCallum *
A. Neil McMillan
James R. Rothwell *
William E. Stanley *
Ronald G. Walker

* Appointed October 28, 2005

Officers
Kenneth E. MacNeill - President, C.E.O.
Harvey J. Bay - C.F.O.
Garnet Schulhauser - Corporate Secretary
George H. Read - Vice President Exploration
George Sanders - Vice President Corporate Development

Solicitors
Bennett Jones LLP
Calgary, Alberta

Auditors
KPMG, LLP
Saskatoon, Saskatchewan

Bank
Canadian Western Bank
Saskatoon, Saskatchewan

Exchange Listing
TSX
152,907,604 common shares issued and outstanding as at Nov 9, 2005

Trading Symbol:
SGF

Website
www.shoregold.com

Email
shoregold@shoregold.com